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                             January 21, 2022

       Nick Zeng
       Chief Executive Officer
       Harmony Energy Technologies Corporation
       165 Broadway, FL 23
       New York, NY 10006

                                                        Re: Harmony Energy
Technologies Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 27,
2021
                                                            File No. 000-56380

       Dear Mr. Zeng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       General

   1. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You
will then be subject to the reporting requirements of the Exchange
                                                        Act of 1934, including
the requirements to file Forms 10-K, 10-Q, and 8-K, even if
                                                        comments remain open on
the Form 10. If you do not wish to become subject to these
                                                        reporting requirements
before completion of our review, you may wish to consider
                                                        withdrawing the Form 10
before it becomes effective automatically and submitting a new registration statement
when you respond to our comments.
       Item 1. Business, page 1

   2.                                                   Please disclose
prominently that you are a Delaware holding company with operations conducted by your
subsidiaries and through contractual arrangements with a variable
 Nick Zeng
FirstName  LastNameNick  ZengCorporation
Harmony Energy   Technologies
Comapany
January 21,NameHarmony
            2022         Energy Technologies Corporation
January
Page 2 21, 2022 Page 2
FirstName LastName
         interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act (HFCAA) and
related
         regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in this section.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) issuing the securities being registered.
5. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in this section a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity issuing the securities
         being registered and the entity(ies) in which the company   s
operations are conducted.
         Describe the relevant contractual agreements between the entities and how this type of
 Nick Zeng
FirstName  LastNameNick  ZengCorporation
Harmony Energy   Technologies
Comapany
January 21,NameHarmony
            2022         Energy Technologies Corporation
January
Page 3 21, 2022 Page 3
FirstName LastName
         corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. We note your disclosure that the Delaware holding company controls and receives the
         economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Delaware holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
7. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that
 Nick Zeng
Harmony Energy Technologies Corporation
January 21, 2022
Page 4
         a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
10. Disclose that trading in your securities may be prohibited under the HFCAA if the
         PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Plan of Operations, page 3

11. Please revise your disclosure to clearly describe your principal products or services, their markets and distribution methods, and the status of any publicly announced new product or service. See Items 101(h)(4)(i)-(iii) of Regulation S-K. Include a description of the
       Smarten Power Station, vanadium-based energy storage technologies, solutions integrating green energy and rechargeable battery technology, and the new products referenced in this section.
FirstName LastNameNick Zeng
12. Please revise your disclosure to clarify whether your operating plans over the next 12
Comapany    NameHarmony
       months                Energy
                require that you raiseTechnologies
                                       $5 million orCorporation
                                                     $30 million in capital.
Conform the amounts
Januaryspecified
         21, 2022within
                   Page 4your quarterly plans of operations.
FirstName LastName
 Nick Zeng
FirstName  LastNameNick  ZengCorporation
Harmony Energy   Technologies
Comapany
January 21,NameHarmony
            2022         Energy Technologies Corporation
January
Page 5 21, 2022 Page 5
FirstName LastName
Intellectual Property, page 5

13. Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.
Item 1A. Risk Factors, page 8

14. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section.
         For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
15. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
16. We note your disclosure about the HFCAA. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the
         HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
17.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more
 Nick Zeng
Harmony Energy Technologies Corporation
January 21, 2022
Page 6
         oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
18. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
19. We note from the audit opinion that you have a Canadian-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result an exchange may determine to delist your securities.
Item 2. Financial Information
Loans, page 31

20. Please revise your disclosure, here and elsewhere, to summarize all material terms of the loan agreements entered into. By way of example, and not limitation, please provide the names of the parties to the agreements and the term length where missing.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

21. Please revise your table of beneficial ownership as follows, with reference to Item 403 of
         Regulation S-K:

                Update the information as of the most recent practicable date; Provide the total shares beneficially owned by your directors and executive officers
              as a group;
                Indicate by footnote or otherwise the amount of shares, if any, your directors and/or executive officers own indirectly as shareholders of Golden Share or otherwise; and
                Include the address of beneficial owners.
Item 5. Directors
FirstName         and Executive
           LastNameNick     Zeng Officers, page 36
Comapany
22.        NameHarmony
       Please                Energy
              revise to clarify      Technologies
                                and describe       Corporation
                                             the business  experience during
the past five years of
Januaryeach executive
        21, 2022  Pageofficer
                        6      and director. Please refer to Item 401(e)(1) of
Regulation S-K.
FirstName LastName
 Nick Zeng
FirstName  LastNameNick  ZengCorporation
Harmony Energy   Technologies
Comapany
January 21,NameHarmony
            2022         Energy Technologies Corporation
January
Page 7 21, 2022 Page 7
FirstName LastName
Item 6. Executive Compensation, page 38

23. Please update your compensation disclosure as of the fiscal year ended December 31,
         2021.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 39

24. Please revise this section to describe all related party transactions required by Item 404(a)
         of Regulation S-K. In this regard, we note disclosure in your financial statements regarding (i) acquisition of operating subsidiary Smarten from an individual identified as a
         (former) director; (ii) settlement of $228,000 accounts payable by the issuance of stock to your chief executive and chief financial officers, and (iii) $180,000 loan to your parent company under common control, as well as disclosure in Item 10 regarding stock issued to officers and directors as debt settlement arrangements in 2021. Please further revise this section to describe your policies and procedures for the review, approval, or ratification of related party transactions, as required by Item 404(b) of Regulation
S-K.
Item 10. Recent Sales of Unregistered Securities, page 41

25. Please provide the disclosure required by Item 701 of Regulation S-K for each issuance of securities within the past three years.
Exhibits

26. Please refile your exhibits in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December
         2021) and Item 301 of Regulation S-T.
27. Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.
28.      Please request your accountants to revise their consent filed as
Exhibit 23.1 to remove the
         final paragraph which appears to limit the purpose of their consent. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nick Zeng
Harmony Energy Technologies Corporation
January 21, 2022
Page 8

       You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.



FirstName LastNameNick Zeng                        Sincerely,
Comapany NameHarmony Energy Technologies Corporation
                                                   Division of Corporation
Finance
January 21, 2022 Page 8                            Office of Manufacturing
FirstName LastName